

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

August 3, 2010

Scott W. Griffith
Chief Executive Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141

> **Re:** **Zipcar, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 19, 2010**
> **File No. 333-167220**

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Inside Cover Page Artwork</u>

1. We note your response to comment two of our letter dated June 28, 2010, and we reissue the comment. Please limit your cover artwork to products and/or services actually owned or provided by you and eliminate graphics intended for your customers, rather than investors. Finally, retain only the text which is required, if any, to briefly explain the images. We offer further guidance in our comments below.

2. Text on the inside cover page artwork should only be used to the extent necessary to explain briefly the visuals in the presentation. Please revise accordingly and

delete marketing language such as, "Imagine the convenience . . . . without any of the hassles . . . ."

3. Clarify in the second and third picture what you are trying to depict with the graphic of "1 pm to 7 pm" or "9 am to 3 pm."

4. Please delete such phrases as "by the spf" and "by the shopping spree."

Industry Data

5. We note your response to comment five of our letter dated June 28, 2010. Please revise to clarify that you believe and act as if all third-party data and the underlying economic assumptions relied upon therein are reliable.

Prospectus Summary, page 1

6. Please revise to state as beliefs some of your statements such as "convenient," "easy-to-use," an "enjoyable alternative to car ownership," "free from the costs and hassles of car ownership," "simple and compelling" benefits (at page 2) and "superior member experience" (at page 4). By way of example, these statements appear to be subjective. Clarifying that it is your belief that, for instance, your service is convenient or easy-to-use will help to balance the disclosure. In the alternative, please substantiate your statements to us. Similarly revise under "Business," at page 84.

7. Please provide us with the basis for your belief that you have significant advantages over your competitors or delete the references to your competitors. Similarly revise under "Other Car Sharing Service Providers," at page 89 and "Our Competitive Differentiators," at page 89.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 – Preliminary Purchase Price Allocation

8. We note the Company's response to our prior comment number 14 and the disclosures that have been added to pages 45 and 46 of the registration statement in response to our prior comment. Please expand the Company's disclosures with respect to the method used to value the common shares issued in connection with the Streetcar acquisition to explain in further detail the significant assumptions that were used in preparing the Company's valuation analysis. As part of your revised disclosure, please explain any revenue and expense growth rates as well as discount rates that were used in your analysis and explain how these assumptions were calculated or determined.

9. We note from the Company's response to our prior comment number 16 and from the disclosures included in Note 3 that the warrants issued to a majority shareholder of Streetcar as payment of a transaction fee have been included as part of the purchase price for the Streetcar acquisition. We also note from the Company's response that because Streetcar independently agreed to pay a fee to its majority shareholder for serving as a broker in connection with the transaction and because the Company was not involved in these discussions, all of consideration issued to Streetcars shareholders, including the warrants issued for the payment of the transaction fee were treated as part of the purchase consideration. As outlined in ASC 805-10-25-23, costs incurred in connection with an acquisition transaction should be accounted for as expenses in the period in which they are incurred. Please note that we do not believe the fact that the Company was not involved in the negotiation of these costs provides any basis for including such amounts as part of the purchase consideration since the transaction fee was paid by the Company through the issuance of the warrants. Please revise the purchase price allocation for the acquisition to exclude the value of the warrants issued in payment of the transaction fee. Also, please revise the pro forma balance sheet to include a pro forma adjustment giving effect to the issuance of the warrants as payment for the transaction fee. As part of your revised disclosures, you should also indicate the number and significant terms of the warrants issued in payment of the transaction fee as well as the fair value of the warrants issued in payment of the fee and the method and assumptions used to determine its fair value.

10. Refer to footnote 4(D) – please revise footnote 4(D) to clarify that the interest expense on a loan to a Streetcar shareholder paid off upon the closing of the acquisition transaction that is being eliminated as part of adjustment 4(D) represents the historical interest expense for the periods reflected in Streetcar's financial statements.

Use of Proceeds, page 31

11. We note your response to our prior comment 11 and added disclosure. Please revise to also disclose the amount of debt owed to each Lighthouse Capital Partners VI, L.P. and Pinnacle Ventures L.L.C. and include the interest rate and maturity of the debt or advise. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Valuation of Long-Lived and Intangible Assets, Including Goodwill, page 61

12. We note your response to our prior comment number 29 in which you explain the method and significant assumptions used by the Company in preparing it most recent goodwill impairment analysis. We also note that the Company has revised its discussion of it goodwill impairment analysis in the critical accounting policies section of MD&A to explain in further detail the method used by the company in completing its goodwill impairment analysis. However, we do not believe that the revised discussion provided on page 61 of MD&A was fully responsive to our prior comment. Accordingly, as requested in our prior comment, please expand your disclosure in MD&A to provide the following additional information:

- Description of the key assumptions (including specific revenue and cost increases, discount rates, etc.) used in preparing the goodwill impairment analysis and an explanation of how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
- A comparison between projections included in your analysis, and actual results to date, including a discussion of any facts or circumstances responsible for any material differences between actual results and those reflected in your impairment analysis.

13. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Stock-Based Compensation, page 62

14. We note your response to our prior comment number 30 in which the Company indicates that it has not yet determined the pricing of the common shares to be issued in the Company's initial public offering. To the extent that the expected pricing of the Company's common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares during 2009 and the expected public offering price.

Liquidity and Capital Resources, page 78

15. We note your response to comment 32 of our letter dated June 28, 2010. Please
further address the impacts on your liquidity and capital resources regarding the
expansion of your systems and infrastructure, including quantifying the expansion
costs to the extent practicable, or advise.

16. Please clarify what is meant by the "associated warrant value" in regards to the
effective interest rates for the loans discussed in the second and third paragraphs
of this section.

17. Please expand your disclosure regarding how your new variable funding note
facility will operate. Please clarify if this is the ABS facility that you refer to in
your risk factors section.

Contractual Obligations, page 82

18. We note your response to our prior comment number 34 but continue to note that
the contractual maturities of the Company's long-term debt arrangements as
disclosed in the table on page 82 do not agree to the amounts and related debt
maturities reflected in Note 9 on page F-27. Please reconcile and revise these
disclosures.

Business, page 84

Our Operations and Fleet Management, page 89

19. We note your response to comment 45 of our letter dated June 28, 2010. Briefly
explain what assets will be securitized and how this will allow you to borrow
money for purchasing or leasing new vehicles. Additionally please explain or
provide a basis for your statement regarding "lower financing rates available in
the asset-backed lending market."

Executive Compensation, page 103

20. While we note your response to our prior comment 53, the causal connection
between the disclosure of your 2009 performance targets and any competitive
harm is not clear. Regarding the 2009 annual cash bonuses, please disclose the
"specified revenue and earnings targets, including adjusted EBITDA targets" and
the actual performance relative to those targets, or explain how disclosure of this
companywide information related to a past period will cause competitive harm. If
you continue to believe that your performance targets may be omitted due to the
risk of competitive harm, please provide additional detailed analysis in support of
this conclusion. We request that you address, with greater specificity, how the

disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

21. We note your response to comment 54 of our letter dated June 28, 2010, indicating that you granted plan-based awards during 2009. It appears that disclosure of threshold, target, and maximum amounts in a Grants of Plan-Based Awards table would not be duplicative of the actual award amounts shown in the Summary Compensation Table. Please provide disclosure in a Grants of Plan-Based Awards Table, or advise.

Certain Relationships and Related Person Transactions, page 119

22. We note your response to comment 57 of our letter dated June 28, 2010. Please revise to clarify what transactions you will review under your written policies and procedures. You state on page 120 that you expect the board to adopt written policies and procedures for the review of related party transactions exceeding $120,000. However you indicate on page 121 that some transactions will not be considered "related person transactions," including all transactions less than a floor amount equaling $200,000 or more.

23. Please revise the notes to the Company's financial statements to disclose the significant terms of the stockholders' agreement and the stockholders' voting agreement that have been entered into between the Company and certain of its significant or principal stockholders. Refer to the disclosure requirements outlined in ASC 850-10-50-1.

Zipcar, Inc. Financial Statements

Note 3. Acquisition, Intangible Assets, Goodwill and Redeemable Non-controlling Interest

24. We note your response to our prior comment number 67 in which the Company explains the method used to determine the fair value of the Series F redeemable convertible preferred stock issued in connection with the Flexcar acquisition. Please tell us and expand the disclosure in Note 3 to disclose the significant assumptions (i.e., revenue and cost growth rates, discount rates, etc) that were used in the valuation prepared to determine the fair value of the Series F redeemable convertible preferred shares.

25. Also, we note from your response that the fair value of the Series F preferred shares was higher than the value of the Company's common shares issued during 2007 due to certain additional rights associated with the Series F preferred shares.

Please revise the notes to the Company's financial statements to disclose the additional rights and privileges associated the Series F preferred shares that result in the higher valuation for these shares. Refer to the disclosure requirements outlined in ASC 505-10-50-3.

Note 14. Subsequent Events

26. Please revise Note 14 to include all of the disclosures required by ASC 805-10-50-2 with respect to the acquisition of Streetcar in April 2010. As part of your revised disclosures, please explain how the Company valued all of the non-cash consideration issued in connection with the acquisition transaction, and explain the methods and significant assumptions used in preparing such valuations.

27. We note the disclosure that has been added to Note 14 in response to our prior comment number 60 but do not believe that the Company's revised disclosures were fully responsive to our prior comment. Please revise Note 14 to explain how the warrants to acquire 250,000 shares of the Company's common stock that were issued to the Company's lenders during 2010 were valued and accounted for in the Company's financial statements.

28. Please revise Note 14 to disclose the significant terms (i.e., interest rate, repayment terms, etc.) associated with the new variable funding note facility obtained by ZVF on May 24, 1010.

Other

29. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

30. Please provide currently dated consents from the independent public accountants in any future amendments.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: John H. Chory, Esq.
Fax: (781) 966-2100